Seward & Kissel LLP
                               901 K Street, N.W.
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                               October 4, 2012

VIA EDGAR
---------

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Global Risk Allocation Fund, Inc. (formerly AllianceBernstein Balanced Shares, Inc.) Post-Effective Amendment No. 114
                 File Nos. 2-10988 and 811-00134

Dear Ms. O'Neal-Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Global Risk Allocation Fund, Inc. (the "Fund"), as provided orally to Joanne A. Skerrett of this office on September 20, 2012. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should be 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:   The CDSC for Class A Shares is not charged to a typical investor and only applies in limited circumstances. We believe it is misleading to include it in the table. We have revised footnote (a) to clarify the limited circumstances in which the 1%, 1-year CDSC applies, which are for purchases of Class A shares in amounts of $1,000,000 or more, or by certain group retirement plans.

Comment 2:  Fees and Expenses of the Fund - Acquired Fund Fees and Expenses:
            Please confirm that Acquired Fund Fees and Expenses will not be greater than one basis point.

Response:   The Adviser confirms that Acquired Fund Fees and Expenses are not expected to be greater than one basis point.

Comment 3:  Fees and Expenses of the Fund - Annual Fund Operating Expenses: With
            respect to footnote (d), please inform the Staff whether the Fund expects an increase in fees as a result of the Fund's new investment strategies.

Response:   The Fund expects a small increase in fees paid to service providers, such as its custodian, administrator, and transfer agent as a result of the Fund's new investment strategies, due largely to increased custody and fair valuation costs that are expected to result from the increased investments in foreign securities and related derivatives.

Comment 4:  Principal Strategies: With respect to the disclosures on derivatives, what percentage of its assets does the Fund typically expect to hold in cash and cash equivalents?

Response:   The percentage of assets held in cash and cash equivalents will be related to the amount and type of the Fund's anticipated investments in derivatives and could vary widely. We have revised the sentence referring to holdings of cash and cash equivalents to clarify the connection between these holdings and the Fund's investments in derivatives.

Comment 5:  Principal Strategies: Please add disclosure stating that typically, at least 40% of the Fund's assets will be invested in securities outside the United States and, when conditions are not favorable, at least 30%.

Response:   We have revised the Prospectus in response to this comment.

Comment 6:  Principal Risks: As reflected in the ICI Letter, a derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:   We believe that the disclosure is consistent with the ICI Letter.

Comment 7:  Principal Risks: Please add disclosure relating to risks of investments in small- and mid-capitalization companies.

Response:   Investments in small- and mid-capitalization companies are not a principal strategy of the Fund and, therefore, are not included in the Principal Risks section. We have not revised the Prospectus in response to this comment.

Comment 8:  Principal Risks: Please add disclosure to the High Yield Debt
            Security risk factor that describes the speculative nature of junk bonds.

Response:   We believe the disclosure included in the Prospectus appropriately describes the risks of investments in high-yield debt securities. We have not revised the Prospectus in response to this comment.

Comment 9:  Additional Information About The Fund's Risks and Investments:
            Regarding credit default swap agreements ("CDS"), if the Fund intends to write CDS, please provide disclosure that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 10: Additional Information About The Fund's Risks and Investments -
            Portfolio Holdings: If a description of the Fund policies and procedures with respect to the disclosure of the Fund portfolio securities is available also on the Fund's website, that fact should be disclosed.

Response:   We have not revised the Prospectus in response to this comment because a separate description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is not available on the Fund's website.

Comment 11: Management of the Fund - Investment Adviser: Please include the period covered by the semi-annual or annual report that discusses the Board's approval of the Fund's investment advisory agreement.

Response:   We have revised the prospectus in response to this comment.

Comment 12: Management of the Fund - Portfolio Managers: Please include the disclosure described in Item 10(a)(2) of Form N-1A.

Response:   We have revised the prospectus in response to this comment.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                               Sincerely,

                                               /s/ Joanne A. Skerrett
                                               -----------------------
                                                   Joanne A. Skerrett


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.